SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Footstar, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    344912100
                      (CUSIP Number of Class of Securities)

                             Robert L. Chapman, Jr.
                             Chapman Capital L.L.C.
                            Pacific Corporate Towers
                       222 N. Sepulveda Blvd., Suite 1322
                          El Segundo, California 90245
                                 (310) 662-1900

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 29, 2003
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,430,609

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,430,609

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,430,609

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,430,609

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,430,609

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,430,609

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  OO

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,430,609

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,430,609

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,430,609

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

     This Schedule 13D (the "Original Schedule 13D") is being filed on behalf of Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert
L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Reporting Persons"). The Original Schedule 13D relates to the common stock, $.01 par value per share, of Footstar, Inc., a Delaware corporation (the "Issuer" or "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to, and general partner of, Chap-Cap. Chap-Cap directly owns the Common Stock beneficially owned by the Chapman Reporting Persons and to which the Original Schedule 13D relates, and the Chapman Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by Chap-Cap to vote and to dispose of the securities held by Chap-Cap, including the Common Stock.

ITEM 1.  Security and Issuer

     The Original Schedule 13D relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 1 Crosfield Avenue, West Nyack, NY 10994.

ITEM 2.  Identity and Background

     (a) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr. (collectively, the "Reporting Persons").

     (b) The address of the principal business and principal office of Chap-Cap, Chapman Capital and Robert L. Chapman, Jr. is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

     (c) Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Robert L. Chapman, Jr. is a citizen of the United States.


ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $5,193,799

ITEM 4.  Purpose of Transaction

     The purpose of the acquisition of the securities of the Company beneficially owned by Chap-Cap was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities. The Reporting Persons are engaged in the investment business. In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, on a daily basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, Chapman Capital may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Mr. Chapman has spoken with management of the Company regarding Chapman Capital's desire for the Company to consider certain business strategies, joint ventures, recapitalizations, a full sale of the Company, sales of assets, mergers, negotiated or open-market stock repurchases or other extraordinary corporate transactions (collectively, "Potential Transactions").

     On December 29, 2003, Mr. Chapman initiated discussions with the Issuer's Senior Vice President of Financial Reporting, Mr. Richard L. Robbins, regarding Chapman Capital's view that the Issuer's Board of Director's (the "Board") allowing the Issuer's Common Stock to be delisted from the New York Stock Exchange (NYSE), in part due to Mr. Robbins' failure to file the Issuer's financial reports, was irresponsible on the part of the Issuer's management and auditor, KPMG LLP. In response to Mr. Chapman's inquiry as to Mr. Robbins' share ownership in the Issuer, Mr. Robbins responded that he owned no shares in the Issuer but would not explain the arguably weaker alignment with the Issuer's shareholders that may attend such condition. Mr. Robbins stated that he was aware of the NYSE's delisting of the Issuer's shares, but he could not confirm Mr. Chapman's view that the Issuer did not intend to appeal the NYSE's delisting decision as the Issuer could re-apply for listing once the Issuer's financial statements become current. Mr. Chapman strongly suggested to Mr. Robbins that the Issuer file its financial statements no later than the third week of January 2004 in order to comply safely with the January 30, 2004, expiration of waivers from Fleet National Bank, the Issuer's lender.

     On December 29, 2003, Mr. Chapman initiated discussions with the Issuer's Chief Financial Officer, Mr. Stephen R. Wilson, regarding Chapman Capital's concern that the Issuer's failure to file completed financial statements with the S.E.C. could jeopardize the Issuer's previously healthy relationship with its vendors and lenders. Mr. Chapman conveyed to Mr. Wilson that he was concerned that Issuer competitor The Finish Line, Inc. was reaping all the benefits of NIKE, Inc.'s reported dispute with athletic footwear leader, Footlocker, Inc. Mr. Chapman strongly suggested to Mr. Wilson that the Issuer file its financial statements no later than the third week of January 2004 in order to comply safely with the January 30, 2004, expiration of waivers from Fleet National Bank, the Issuer's lender.

     On December 30, 2003, after leaving telephone messages for Issuer Chief Executive Officer Mr. Neale E. Stearns, Jr. on December 24, December 26, December 29 and December 30, 2003, Mr. Chapman's telephone call to Mr. Stearns was transferred to Mr. Mark Miller, Issuer Vice President of Strategic Planning and Investor Relations. Mr. Chapman informed Mr. Miller that Chap-Cap owned over one million shares of the Issuer's Common Stock, to which Mr. Miller appeared to express skepticism. Mr. Chapman subsequently informed Mr. Miller that he had no interest in speaking with Mr. Miller, who Mr. Chapman labeled the Issuer's "IR lackey." Mr. Chapman indicated his view that it was not in the Issuer's best interest to treat its owners with flippancy and irreverence, and inquired as to the number of shares of the Issuer's Common Stock owned by Mr. Miller. Mr. Miller responded that such information was not relevant, to which Mr. Chapman responded that based on Mr. Miller's performance and paltry financial interest in the Issuer's Common Stock, Mr. Miller himself appeared to be "irrelevant to the owners of the Issuer who indirectly pay [his] salary." The telephone conversation was terminated soon thereafter.

     On December 30, 2003, Mr. Chapman received a return telephone phone call from Mr. Stearns, who was accompanied in his office by Mr. Wilson. Mr. Chapman provided Mr. Stearns with limited background information regarding Chapman Capital and Chap-Cap's interest in the Issuer, advising him to review the media reports on Chapman Capital's preliminary Internet web site (http://www.chapmancapital.com). Mr. Chapman informed Mr. Stearns of Chap-Cap's greater than one million share investment in the Issuer's Common Stock and that evidence of such investment would be forthcoming through a Schedule 13D filing to be made the subsequent week. Mr. Chapman requested an explanation from Mr. Stearns as to how the Issuer could have been delinquent in filing its financial statements with the S.E.C. for such an extensive period, with the last Issuer Form 10-K or 10-Q being filed on August 13, 2002. Mr. Chapman further inquired as to the reason for the Issuer's allowing financial reporting conditions to deteriorate to such an extent that the NYSE was left with no choice but to delist the Issuer's Common Stock. Mr. Chapman finally sought a summary of the Issuer's relationships with its primary vendors (particularly NIKE, Inc. given its dispute with Issuer competitor Foot Locker, Inc.), creditors and senior executives. Mr. Stearns refused to answer any of Mr. Chapman's questions, and the telephone conversation was terminated soon thereafter.

     From January 4 through January 6, 2004, Mr. Chapman left multiple telephone messages for each of the six outside members of the Board, including Mrs. Bettye Martin Musham, Dr. George S. Day, Mr. Stanley P. Goldstein, Mr. Robert A. Davies III, Mr. Terry R. Lautenbach and Mr. Kenneth S. Olshan. Of that group, only Mr. Olshan returned Mr. Chapman's telephone calls. However, when Mr. Chapman requested that Mr. Olshan "hold for five seconds" while Mr. Chapman disconnected from another telephone conversation, Mr. Olshan expressed apparent disregard for the Issuer's shareholders by refusing such request. Mr. Chapman informed Mr. Olshan that Chap-Cap owned one of the largest percentages of the Issuer's Common Stock, and repeated his request for Mr. Olshan to give Mr. Chapman "a few seconds to get off the other line." Mr. Olshan then rejoined with an inquiry as to the size of Chap-Cap's ownership stake in the Issuer's Common Stock. Mr. Chapman replied that the quantity exceeded one million shares, and returned an inquiry to Mr. Olshan as to his share ownership in the Issuer's shares. Mr. Olshan refused to answer Mr. Chapman's inquiry, despite Mr. Chapman reminding Mr. Olshan that the S.E.C. required he maintain public disclosure of his ownership in the Issuer, which Mr. Chapman believed to be 2,500 shares, through timely Form 4 filings. Mr. Olshan reacted with an inquiry, "What do you want?", to which Mr. Chapman responded that he desired that the Issuer's directors "treat its shareholders with respect, starting with the filing of completed financial statements for the past two years." Mr. Olshan instructed Mr. Chapman to contact Issuer General Counsel and Corporate Secretary Maureen Richards, and then abruptly terminated the telephonic conversation. After speaking with Mr. Olshan, apparently unendowed with skills Chapman Capital often finds in respected public company fiduciaries, Mr. Chapman developed a better understanding as to why Mr. Olshan may have been fired from his senior executive post at Wells Rich Green BDDP, and determined that Mr. Olshan should be fired as well from the Issuer's Board at the earliest possible date.

     On January 6, 2004, Mr. Chapman received a phone call from Mr. Stearns, purportedly in response to several inquires by Chapman Capital that had remained unanswered at the conclusion of the December 30, 2003 conversation cited above. However, Mr. Stearns proceeded to inform Mr. Chapman that he could not discuss the impact of the NIKE-Foot Locker dispute on the Issuer's business, and that the previous financial restatement deadlines of October 31, 2003 and January 31, 2004, had been set following the Issuer's mid-September 2003 preliminary restatement disclosure. Mr. Chapman responded that Mr. Stearns' responses were "borderline useless," and that while he appreciated Mr. Stearns' showing some semblance of interest in the needs of the Issuer's owners to understand the Issuer's recent difficulties, Mr. Chapman stated that he did not understand why Mr. Stearns had bothered to call if this was the extent of his communication. Mr. Chapman concluded the telephone conversation by expressing Chapman Capital's view that it would be in the Issuer's best interest for Mr. Stearns to be replaced expeditiously as the Issuer's CEO.

     On January 8, 2004, Chapman Capital delivered to Mr. Stearns and the Board a letter critical of the Board's performance. In such letter, Chapman Capital demanded that either the Issuer replace Mr. Stearns and the Issuer's auditor, KPMG LLP, or sell the Issuer, in whole or by division, in an orderly auction process managed by the Issuer's financial advisor, CS First Boston. Furthermore, Chapman Capital expressed an interest in leading a group, possibly including subsidiary management, to acquire the Issuer's outstanding shares for $8.00 per share, subject to further due diligence and a third party audit of the Issuer's financial statements ending January 31, 2004. The correspondence, dated January 8, 2004, is attached hereto as Exhibit B.

     The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, the purchase or sale of derivative instruments the underlying security of which is shares of the Issuer, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

     Except as set forth above and in Exhibit B, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer

     (a) Together, the Reporting Persons beneficially own a total of 1,430,609 shares of Common Stock constituting 7.1% of all of the outstanding shares of Common Stock.

     (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

     (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

                              Amount of Shares    Approximate Price per Shares
Date         Security           Bought/(Sold)      (inclusive of commissions)
12/22/2003   Common Shares        100,000                   $4.95
12/23/2003   Common Shares          900                     $5.01
12/24/2003   Common Shares        20,000                    $5.06
12/29/2003   Common Shares         1,000                    $4.09
12/29/2003   Common Shares        570,000                   $3.44
12/29/2003   Common Shares        151,300                   $3.57
12/29/2003   Common Shares        220,000                   $3.10
12/30/2003   Common Shares         5,000                    $3.17
01/05/2003   Common Shares        107,400                   $3.75
01/05/2003   Common Shares        82,909                    $3.75
01/05/2003   Common Shares        30,000                    $3.77
01/05/2003   Common Shares        12,900                    $3.76
01/06/2003   Common Shares        37,200                    $3.91
01/06/2003   Common Shares        31,000                    $3.89
01/06/2003   Common Shares         5,000                    $3.97
01/06/2003   Common Shares        31,000                    $3.99
01/06/2003   Common Shares        25,000                    $4.07

     The above transactions were effected by the Reporting Persons on the NYSE and over-the counter via the National Quotation Bureau Pink Sheet listings.

     Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement, dated as of January 8, 2004, by and among the members of the Reporting Persons.

     Exhibit B - Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. Neele E. Stearns, Jr., CEO and Audit Committee Chairman of the Company, and Chairman of the Board, dated January 8, 2004.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2004              CHAP-CAP PARTNERS, L.P.
                                    By: Chapman Capital L.L.C.,
                                        as General Partner

                                    By: /s/ Robert L. Chapman, Jr.
                                        -----------------------------
                                        Name:  Robert L. Chapman, Jr.
                                        Title: Managing Member


Dated: January 8, 2004              CHAPMAN CAPITAL L.L.C.


                                   By: /s/ Robert L. Chapman, Jr.
                                       -----------------------------
                                        Name:  Robert L. Chapman, Jr.
                                        Title: Managing Member



Dated: January 8, 2004             /s/ Robert L. Chapman, Jr.
                                   ---------------------------------
                                       Robert L. Chapman, Jr.

                                    Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Footstar, Inc. dated January 8, 2004, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  January 8, 2004

                                            CHAP-CAP PARTNERS, L.P.
                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By:  /s/ Robert L. Chapman, Jr.
                                                 --------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By:  /s/ Robert L. Chapman, Jr.
                                                 -------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            /s/ Robert L. Chapman, Jr.
                                            -------------------------
                                                Robert L. Chapman, Jr.

                                    Exhibit B


                        CHAPMAN CAPITAL L.L.C. LETTERHEAD


Robert L. Chapman, Jr.
Managing Member


                                                              January 8, 2004




Mr. Neele E. Stearns, Jr.
Chairman & CEO (09/15/2003 to Present)
Director (2000-2006)
Footstar, Inc.
Chairman
Financial Investment Corporation
Director, Maytag Corporation
Fmr. Chairman
Wallace Computer Services, Inc.
Fmr. CEO/President, CC Industries, Inc.
1 Crosfield Avenue
West Nyack, NY  10994

Mr. Robert A. Davies III                 Mrs. Bettye Martin Musham                              Mr. Kenneth S. Olshan
Director, Footstar, Inc. (1998-2004)     Director, Footstar, Inc. (1996-2005)                   Director, Footstar, Inc. (1996-2005)
Director, Armkel LLC                     Fmr. Director, Brunswick Corporation                   Director, Charming Shoppes, Inc.
Chairman/CEO                             Fmr. Director, Wallace Computer Services, Inc.         Fmr. Chairman/CEO, Wells Rich
Church & Dwight Co., Inc.                Fmr. Director, Peace Links & YMCA                      Green BDDP
469 North Harrison Street                Chairwoman/CEO: Gear Holdings, Inc.                    Trustee, Central Park Conservancy
Princeton, NJ  08543-5297                112 West 56th Street, Ste. 29-S                        72 Sanfordtown Road
Phone:  (609)683-5900                    New York, NY  10019-3835                               Redding, CT  06896-2411
                                         Phone:  (212) 459-0050; (212) 688-1314                 Phone:  (203) 938-8061

Mr. Stanley P. Goldstein                 Mr. Terry R. Lautenbach                                Dr. George S. Day
Director, Footstar, Inc. (1996-2006)     Director, Footstar, Inc. (1996-2004)                   Director, Footstar, Inc. (1996-2005)
Fmr. Chairman/CEO                        Fmr. SVP, IBM Corporation                              Professor, Univ. of Pennsylvania
CVS Corporation (Melville)               Director, CVS Corporation                              Director, Huntsman Center
Director                                 Director, Varian Medical Systems, Inc.                 Consultant to Nortel Networks, IBM
Linens `n Things, Inc.                   Fmr. Director, Air Products & Chemicals, Inc.          AT&T, Eastman Kodak, Gen. Elec.
70 Harwich Road                          1312 Sea Spray Lane                                    947 Rock Creek Road
Providence, RI  02906-4918               Sanibel, FL  33957                                     Bryn Mawr, PA  19010-1922
Phone:  (401) 421-4211                   Phone:  (239)395-4709; (239) 395-1804                  Phone:  (215) 898-8245


Via U.S. Postal Service & United Parcel Service

Dear Mr. Stearns (and the Footstar Board of Directors):

     Chap-Cap Partners, L.P., the Delaware limited partnership advised by Chapman Capital L.L.C., owns over 1.4 million shares, or 7.1%, of Footstar, Inc. ("Footstar", the "Company"). To put our ownership into perspective, our hedge fund's financial interest in Footstar's equity now exceeds yours, the Company's Chairman, CEO and head of its Audit Committee, by a factor of 350-to-1. Yet, please do not confuse our sizable investment in the Company as a vote of confidence in Footstar's CEO or Board of Directors. To the contrary, from the perspective of what may be one of Footstar's top two shareholders (behind Edward Lampert's ESL Investors, L.L.C. with its reported 13% stake), Chapman Capital believes that Footstar's Board of Directors has been derelict in its duty to protect the Company's owners from financial harm. Though much of the criticism contained herein is the opinion of Chapman Capital L.L.C. and other past/current shareholders, I am confident you will recognize that we have provided substantial evidence to support our views.

     While ousted Footstar CEO Mickey Robinson deserves much of the blame for Footstar's accounting fiasco, at least he owned over 100,000 shares vs. your having virtually no ownership (under 4,000 shares, or $17,000) despite your being a director for almost four years. In fact, insider ownership of Footstar, dwelling around 1/2 of 1%, may be one of the lowest across which we have stumbled in years, and may explain the oblivion in which the Board seems to find itself. Each member of Footstar's seemingly unaligned Board owns embarrassingly few shares in the Company, with the largest stake being a paltry 64,000 shares held by Mr. Stanley Goldstein (69), the former highly-paid ($2.6 million in 1997 alone) CEO of CVS Corporation. Director Dr. George Day (66), a college professor who, based on Montgomery County, PA property records, lives in a multi-million dollar, four bedroom/five bathroom Colonial home in Bryn Mawr, owned a mere 6,000 shares (around $25,000). Compensation Committee member Bettye Martin Musham (71), with whose housekeeper I have developed a dialog due to Ms. Musham's Bette Davis-like seclusion, and that committee's chairman Mr. Terry Lautenbach (65), who was consorting with Mr. Goldstein at the CVS Corporation board of directors meeting when I could not reach him earlier this week, each owns a mere 8,000 shares (around $35,000). Mr. Kenneth Olshan (71), and ironically the Board's only highly paid public company executive Robert Davies III (68; $1.2 million per year as CEO of Church and Dwight Co., Inc.), have to their discredit the smallest stakes, an almost insignificant 2,500-2,600 shares each (around $11,000). Source of holdings: most recent proxy statement

     Though you may doubt my sincerity, I truly felt deep compassion for your family as I imagined their public humiliation upon opening the January 4, 2004 issue of the New York Post, wherein you were listed as one of the week's "losers." Specifically, the paper listed Neele Stearns Jr., the CEO of Footstar, as having "seen the trading of the Company's shares halted as the NYSE moves to delist it." After speaking with several representatives of Footstar's institutional shareholder base, I cannot say that I was stunned to see your induction into what amounts to the Post's "Hall of Shame." In order to better understand the mentality of those Company directors who selected a seemingly feckless CEO to oversee the Company's turnaround, our firm attempted to utilize Footstar's 2003 proxy statement, itself a required filing with the S.E.C. However, due to the fact that the Board has been delinquent not only in filing year-end 2002 and all quarterly 2003 financial statements, but also has failed to hold an annual meeting of shareholders in almost two years, the last proxy statement available is one dated March 28, 2002. I appreciate any trepidation the Board may feel as it anticipates eviction by Footstar's abused shareholders, but must demand that a meeting of shareholders be announced no later than March 31, 2004. Failure to schedule such a vote shall leave Chapman Capital little recourse but to begin legal proceedings to remove the majority of the Board, which was either up for re-election at the nonexistent 2003 annual meeting (you and Mr. Goldstein) or part of the class whose term expires at this year's yet-unscheduled one (Messrs. Davies and Lautenbach).

     Footstar's seemingly misnamed Corporate Governance Committee should have held more than a mere two meetings in 2001 given the disrespect shown towards the Company's battered owners soon thereafter. On April 9, 2002, Footstar issued a press release that "reaffirmed its commitment to sound corporate governance." As evidence of this, the Company announced that it had modified its Shareholder Rights Plan to eliminate the hostile bidder fairness opinion requirement, subject to the proposed acquisition price representing a premium of 35% or more. While I am unsure as to why the Company felt the need to employ what we feel are the nugatory services of Providence Investors, this modification of Footstar's poison pill was a step in the right direction. Thus, an acquisition proposal of approximately $6.00 per share or higher should not be expected to be met with defensive action by the Board, using the Company's own fairness criteria as my rationale. The recent management buyout of The Athlete's Foot (estimated $300 million in sales) from French food, sporting goods and shoe retailer Rallye SA, combined with vibrant operating and stock price performance by Foot Locker, Inc. and The Finish Line, Inc., supports our view that the private market for the Footaction retail chain may be stronger now than when CS First Boston first was retained by the Company last year. Moreover, the fact that in 2000 Merrill Lynch advised Footstar in its payment of $70 million (plus debt assumption) for bankrupt Just for Feet's name, 79 superstores and other assets seems to indicate that there is always a buyer somewhere, especially in a bull market.

     Your apparent state of denial regarding shared culpability in Footstar's demise became clear when you told me that you had been with the Company since "September 2003." Contrary to what you may want to believe, your responsibility to ensure Footstar's proper accounting and operations began nearly four years ago on May 2, 2000, when you became a director of the Company when its stock was valued at a price nearly ten times that at which it finds itself today. Even using your own "starting point" of the date you became CEO over three months ago, Footstar's common shares have declined by almost 50%, primarily due to your failure to convince KPMG to complete the Company's financial restatements before your own self-imposed deadline of October 31, 2003. After giving you the benefit of the doubt and waiting an additional two months for CFO Stephen Wilson to finalize the Company's financial statements, the NYSE no longer could allow Footstar's delinquency to persist, booting its owners' shares off the Exchange and into the hands of the Tijuana Stock Exchange equivalent of our country, the OTC Bulletin Board. In talking with other current (a dwindling category) and former (a skyrocketing one) owners of the Company, their description of you has been one of a detached, narrowly-focused, listless man displaying the twitch-like impulse of pointing at others when asked what went wrong. While blaming Mr. Robinson is convenient now that you have succeeded in evicting him from the boardroom, such irresponsibility on your part is unwarranted and will not be tolerated by Footstar's increasingly hostile owners.

     For the Chairman of Footstar's Audit Committee (the members of which have included Dr. George Day, Mr. Robert Davies, and of course Mr. Kenneth Olshan) to offer few apologies for the Company's massively delinquent financial statements is nothing short of absurd and an insult to shareholders' collective intelligence. To quote your own September 15, 2003 press release, "during the course of the investigation, it has been determined that there were significant weaknesses in the Company's internal controls and procedures, computer systems and organizational structure, as well as instances of incorrect accounting, instances of insufficient communication by management and the accounting staff to the Company's internal and external auditors, and instances of insufficient attention and resources directed by the Company to accounting issues." After reading that sentence, I could not help but find myself wondering on whom Footstar's shareholders were expected to depend on the adequacy of the Company's accounting systems if not you, the Chairman of the Company's Audit Committee. This is especially disconcerting given that you were described by Footstar upon your anointment as CEO as a "seasoned executive with more than 40 years of business and financial experience," are Chairman of the Audit Committee of Maytag Corporation ($4.5 billon in annual sales), and served as an auditor with Arthur Andersen & Co. after earning your M.B.A. from Harvard Business School in 1960. Where were you, this heralded accounting and financial guru, when Footstar's shareholders needed protection from this scandalous accounting debacle?

     With every passing day, Chapman Capital becomes more convinced that Footstar's estuary of progress is being thwarted by a sea of unaccountability by auditor KPMG LLP. On December 30, 2003, the date of Footstar's ignominious delisting from the NYSE, Mosaic Research footwear analyst Sam Poser was quoted as believing that "the delay in filing restatements partly may have been caused by some disagreements with Footstar auditor KPMG." Moreover, Mr. Poser labeled the situation as contentious, stating, "There's been a standoff between KPMG and Footstar." It would seem that you, as Footstar's Audit Committee Chairman first and interim-CEO second, continue to employ the timorous and failed strategy of trying to placate an intransigent auditor that has disappointed shareholders since Footstar's November 13, 2002 discovery of "discrepancies in the reporting of its accounts payable balances." What confounds Chapman Capital is how the review of the Dallas Shared Service Center by Footstar's internal staff, rather than KPMG, led to this discovery when it is our understanding that KPMG may have been responsible for reconciling Footstar's A/P in the first place. Consequently, we have become cathectic with the unproven theory that KPMG's internal work papers may expose that Footstar's very own auditor had, for some time, been in possession of sufficient data that should have caused a competent accountant to discover these discrepancies before signing off on Footstar's year-end 2000-2001 financial statements. Could it be possible that an auditor would withhold an unqualified audit of its client's financial statements to increase negotiating leverage against a client that has found its auditor potentially guilty of negligence or malpractice? If that were the case, how are that client's shareholders not better off replacing such auditor so that the client can move forward with its turnaround plan?

     The malfeasance and negligence that has led to Footstar's demise leaves me believing that Corporate Governance Committee Chairman and Audit Committee member Kenneth Olshan may have been spending too much time on his 6.5 acre estate in Redding, CT as Footstar's fire began to dim. While Mr. Olshan may have been smelling the flowers in Central Park that are protected by the conservancy of which he is a trustee, why was he apparently not conserving Footstar shareholder value instead? Accompanied by Mr. Goldstein and Mrs. Musham on the governance committee, Mr. Olshan's interesting post-advertising business career includes being CEO of FirstTeacherTLC.com and Family TLC, and director of Well Gen (I can find no remaining trace of these entities). In addition, since April 28, 1999, Mr. Olshan has served as a director of Charming Shoppes, Inc., a stagnating (annual EPS of around 30c for most of recent past) specialty retailer catering to plump women (among other customers) in which he recently sold two-thirds of his shareholdings, leaving him with less than $60,000 of share ownership. Mr. Olshan's apparent history of miniscule share ownership in public companies he purports to serve as an outside director goes back to his advertising days as well. According to an August 1999 Schedule 11, Mr. Olshan and his wife Patricia owned a mere .005% stake in Saatchi & Saatchi plc.

     Nor may it be any shock to New York's advertising elite that Mr. Olshan doesn't seem to have added much in the way of tangible flair to Footstar's marketing efforts. The following articles chronicle the end of Mr. Olshan's cratering advertising career at Wells Rich Greene BDDP and lead me to question the value of his directorship to Footstar's owners:

          "But after Ms. Lawrence sold the agency to the BDDP Group in 1990, a leadership vacuum developed. Mr. Geduldig says Wells never developed a system for fostering strong leadership to succeed Ms. Lawrence. Both Kenneth Olshan and Frank Assumma, two very different personalities, failed to give the agency any real spark.'' - Crain's New York Business, February 23, 1998

          "Wells Rich Greene BDDP Communications and Kenneth Olshan say they have settled all disputes concerning Olshan's firing in September; Olshan, who was removed from his post as chairman and chief executive officer, will act as consultant to the company through 1997." - Wall Street Journal, December 13, 1995

          "Mr. Assumma himself is a symbol of change. He was named to his post in September after Kenneth Olshan was unexpectedly dismissed by Paris-based parent BDDP Worldwide, which cited ''disappointing results'' since it acquired Wells five years ago. A series of account losses by the agency, including a crucial $50 million hit when IBM consolidated its advertising in May of last year, have undermined Wells' gross income, which tumbled 30% between 1989 and 1994, to $92.8 million. Billings fell 4.8% to $841 million." - Crain's New York Business, November 13, 1995

          "BDDP, the French holding company that owns WRG, fired Mr. Olshan, who is Jewish, by phone on Sept. 24, at the beginning of Rosh Hashanah. Mr. Assumma started the next day, having resigned as CEO of Bates North America the previous week." - Advertising Age, October 9, 1995

          "Citing disappointing results in Mr. Olshan's five years in charge, BDDP President-CEO Jean-Claude Boulet said, ''We wanted someone with proven success in an advertising network environment who could aggressively grow the WRG business. Mr. Olshan has engaged a lawyer to deal with BDDP on his contract, which has 21/2 years remaining. ''I was shocked,'' he said, ''but the good news is I've been given 21/2 years of my life back.'' Though for years there have been widespread rumors of BDDP's unhappiness with Mr. Olshan, officials publicly reaffirmed their support last spring when two WRG executives, President David Sklaver and Chief Financial Officer Tom Fagan, were accused of misappropriating $500,000 and forced to resign." - Advertising Age, October 02, 1995

     I must emphasize that our criticism is not directed, in the least, towards the hard-working, loyal employees who have been subjected to your apparent ineptitude as Footstar Audit Committee Chairman and Interim CEO. To the contrary, from our conversations with vendors, competitors and customers alike, Footstar Athletic and Meldisco are world-class organizations managed by executives at the top of their respective fields. Mr. Shawn Neville, CEO and President of Footstar Athletic since 1999, deserves a medal of honor for maintaining Footaction USA's comparable store sales and vendor relationships, leaving Adidas North America to alternate executive candidates. His pedigree as General Manager of Reebok North America, his final position at the end of an eight-year career with the athletic shoe leader, reportedly coincided with a 50% increase in operating profits. Sales and marketing experience at Procter & Gamble and Tambrands in the 1980s seems to have served Mr. Neville well at Footstar, while several years leading Visa in its successful market share war with Mastercard seems to have prepared him to compete against athletic shoe retailing giant Foot Locker. In addition, Footstar Athletic General Merchandise Manager (GMM) Mark Lardie, Men's Footwear GMM Jack Bellini, Women's Footwear GMM Joe Passio, Apparel GMM Glenn Dopfel, and Chief Marketing Officer Lee Applebaum all deserve gratitude from Footstar's shareholders for not jumping ship during these difficult past two years. Meldisco also is fortunate to be headed by CEO and President Jeffrey Shepard, whose oversight of the Kmart relationship since 1994 has flooded Footstar (and Kmart) with cash flow. With 27 years of footwear experience, Mr. Shepard once headed the U.S. retail operations of Bata Industries Limited, the world's largest privately-owned footwear manufacturer and retailer (Athlete's World). Before Bata, from 1982-1989 Mr. Shepard served as head of merchandising and operations for Volume Shoe/Payless ShoeSource, Inc., after beginning his retailing career in 1971 (through 1982) as a buyer for current Meldisco brand Thom McAn. The balance of Mr. Shepard's team deserves similar praise for remaining loyal to Footstar shareholders, including William Lenich - EVP of licensing (Kmart, Federated, Rite Aid and Gordmans), Mike Hills
- SVP of Shoe Zone (reports to him), Joe Caracappa- SVP of the Wal-Mart account, and Ken Eckert -VP of Footstar Global sourcing. Consumer Direct President Harry Colcord, whose success with Foot Locker's Eastbay division, also remains a key player in Footstar's growth plans.

     Fortunately, because of these managers' efforts, all evidence points to Footstar's vendors, creditors and partners remaining comfortable with the Company despite its suspension from the NYSE. Meldisco continues to enjoy top-shelf treatment from its suppliers, with sourced goods from Chinese manufacturers remaining on wire transfer (verbal commitment without LoCs) for four years or more. With 20 cents of every Meldisco sales dollar pouring back into Kmart's coffers (where shoe sales have reached penetration at a level three times that of Wal-Mart), Chairman Edward Lampert has $200 million in annual cash flow to consider when handling Meldisco's exclusive in-store arrangement though its 2012 expiration. As Foot Locker, Inc. recently learned (the hard way), keeping NIKE, Inc. happy is crucial to an athletic shoe retailer's success; accordingly, we were put at ease by NIKE CFO Donald Blair's September 18, 2003 statements that "with respect to the business relationship with Footstar, at this point our sales performance has been very good with Footstar and our accounts receivable are current. And we're not seeing any issues in terms of liquidity or other financial issues at this point coming through Footstar." Hopefully, FTI Consulting has improved Footstar CFO Steve Wilson's cash flow projection skills, which may explain why Fleet National Bank increased the Company's $345 million senior secured credit facility by $20 million and extended to July 31, 2004 the time payment for the prepayment premium.

     With restatement delays now reaching record duration, Chapman Capital believes that the time has come for KPMG to be superceded as Footstar's auditor. Consider strongly the case of U-Haul International's holding company AMERCO, which itself suffered years of alleged accounting malpractice and months of subsequent blackmail-by-delinquency by then-auditor PricewaterhouseCoopers. Only after a) ditching PwC partners Terri Hulse and Randal Vallen, b) serving PwC CEO Samuel DiPiazza with a $2.5 billion lawsuit charging "negligence and protecting its own interests at the expense of its client's," and c) replacing PwC with new auditor BDO Seidman, did AMERCO/U-Haul finally make significant progress in its turnaround. In fact, since AMERCO announced on July 17, 2002 that it had dismissed its auditing firm, its stock has risen 96%, almost twice the performance of the Nasdaq Industrial Index and three times that of the S&P 500. Furthermore, you should be confident that it is far more important for Footstar to make public its financial statements than obtaining KPMG's seal of approval given that Symbol Technologies, Inc., a NYSE substandard company that somehow avoided delisting while Footstar did not, rose 106% in 2003 to 70 times that year's EPS estimates despite a) delinquently filing its 2002 annual report just in the past week; b) restating financials for 1998-2001 as well as the first three quarters of 2002, c) having still not filed quarterly Form 10-Q's for last year's first, second and third quarters, and d) facing investigations by the S.E.C. and the U.S. Attorney's office. Theatrically stated, rebuild your financial statements and investors will come.

     Maximizing Footstar's shareholder (as compared to Fleet National Bank's) value begins with management recognizing that value in the first place. Even after reducing the Company's 2001 net income by $13.5 million, 1H2002 net income by $0.8 million, and adjusting 2002 operating income to $45.3 million (~ $1.50/share after-tax; Source: Footstar October 31, 2003 press release), Footstar earned $2.45/share (vs. the $3.13/share reported) in 2001 and an estimated $1.50/share in 2002 (based on a 33% tax rate and before restructuring charges). Regarding the negative $18.4 million restatement to Meldisco's pretax income, investors are surely aware of the positive $1.4 million adjustment to the division's prior pretax income for the six months ending June 29, 2002. Footstar Athletic experienced $18.4 million of its $29.3 million unfavorable pre-tax income adjustment in FY2000, making such a statistic something of ancient history. Kmart's closure of 599 stores (and firing of 57,000 workers) during its reorganization hit Footstar to the tune of $300 million in lost annual sales (off a Footstar base of $2.3 billion), but the big-box retailer's pace of closings should be a small fraction of that number going forward. Thus, adding back to a conservative estimate of 2003 of operating breakeven (negative $1 million) a) Kmart store closing costs of $21 million, b) $14 million in investigation/restatement expenses and c) $11 million in startup expenses going to breakeven (i.e., Shoe Zone units), one can arrive at around $45 million in EBIT (and ~ $85-95 million, or close to $4.50/share, in EBITDA). Such calculations appear to leave Footstar, Inc.'s enterprise value trading at 4 x EBITDA (assuming Just For Feet is neither asset nor lease-related liability) to 5 x EBITDA (assuming $100 million cost to exit the Just for Feet fiasco) vs. a valuation of seven x EBITDA for Footlocker, Inc. (albeit a better-managed chain with strong international operations) and 8 x EBITDA for The Finish Line, Inc. (which just reported 21% December 2003 same-store-sales growth; 6.5% EBITDA margin expected to exceed 9% in calendar 2004). Narrowing the margin of valuation to merely 5-6 x EBITDA (which after the restatement albatross is removed should make $85-95 million conservative) would more than double your share valuation in the public domain.

     You and the Board have two clear paths from which to choose at this delicate point in Footstar's history. In order to maximize shareholder value, as I conveyed to you on the afternoon of January 6, 2004, the Board may either:

          a) replace yourself as CEO of Footstar with a responsible, focused retailing veteran who will become and remain fully-informed as to the Company's competitive status (i.e., stop forcing Messrs. Neville and Shepard to compete with one arm tied behind their backs), internal operations (understand and appreciate the etiolating effects on Meldisco and Footstar Athletic of your inability to release financials), and corporate governance (i.e., setting the date for Footstar's long overdue annual meeting), and replace KPMG with an auditor who would consider allowing the Company's stock to become delisted a breach of its fiduciary duty to Footstar's owners; or

          b) sell Footstar, in its entirety or parts, to the highest bidder.

     While we have extraordinary faith in Jeff Shepard's management of Meldisco and Shawn Neville's presidency of Footstar Athletic, Heidrick & Struggles International's recruitment of a retailing veteran to fill your shoes is paramount to a long-term turnaround of the franchises. Though I doubt Heidrick consumer practice partner Bruce Robertson or renowned global consumer Senior Partner Melanie Kusin lack a sense of urgency in finding your replacement, they may lie restlessly awake at night aware that Footstar shareholders (who indirectly pay their fees) fear that the current CEO is asleep at the wheel himself. I cannot imagine how much unnecessary strain has been placed on Messrs. Shepard and Neville, not to mention those in operations reporting to them, by your apparent incompetence at the top. On behalf of all Footstar shareholders, Chapman Capital looks forward to its introduction to the Company's new CEO and subsequently a new group of directors neither inept nor preoccupied with what to wear to an upcoming 50-year high school reunion.

     Based upon public filings and industry research, it appears that each of Meldisco and Footstar Athletic should be capable, with existing infrastructure/overhead, to operate as independent entities. In fact, on October 1, 2003 Merrill Lynch's highly-rated retailing analyst Virginia Genereux, who had supported the Company before it was delisted, issued a report entitled "How to Maximize Shareholder Value: Sell Athletic." In addition to critically noting that "under this Board, the company acquired underperformers J. Baker and Just for Feet, and was determined to have materially overstated earnings due to inadequate financial and accounting controls," Ms. Genereux stated, "We think the best way to maximize shareholder value at Footstar is to exit every other business except Kmart ..." Merrill Lynch estimated in this report that "Footstar's Kmart business has $1.30 in standalone earnings power, less 30-50c interest expense." Chapman Capital believes that Footstar, Inc. should be able to spin-off either of Meldisco or Footstar Athletic to the public (i.e., Foot Locker has been rumored to be interested in Footaction's 437 stores) or a private equity acquirer with significant retail experience (e.g., Los Angeles-based Leonard Green & Partners L.P., which recently utilized CS First Boston in a secondary offering of successful athletic retail LBO Big 5 Sporting Goods Corporation, also based here in El Segundo, CA). With a book value of approximately $200 million ($10/share) and a value estimated by Chapman Capital at approximately $250-300 million, Footstar Athletic is a digestible entity for either exit strategy. Kmart's extraordinary holiday-season profitability (over $200 million for November - December) improves the probability that its store count is approaching some semblance of stability, which in turn potentially moves Meldisco back into the private equity sweet spot of the cash cow category.

     As I conveyed to you on January 6, 2004, if the Board chooses not to replace you as CEO and KPMG as the Company's auditor by end of this month, Chapman Capital, along with affiliates and possibly in conjunction with Meldisco and Footstar Athletic's existing management, has an interest in acquiring Footstar, Inc. for a price of $8.00 per share, subject to further due diligence and a third party audit of the Company's financial statements. This valuation lies within the breakup valuation as appraised by Merrill Lynch Global Securities Research & Economics Group on October 1, 2003, and given its nearly 100% premium to the market value of Footstar's shares obviates much of the Company's Shareholder Rights Plan, as amended (see above). I have attempted on at least three occasions to discuss this proposal with each and every Board member over the course of this past week to little avail, leaving Chapman Capital with few alternatives to this public disclosure. Should you determine that an auction of the Company is in all shareholders' best interest, please make such public disclosure and ask Mr. Andy Taussig, Managing Director at Footstar's financial advisor CS First Boston, to contact me. However, please be on notice that Chapman Capital reserves the right under Footstar's revised Shareholder Rights Plan to take its acquisition proposal, at $8.00 per share or higher, directly to its shareholders through a public tender offer for all outstanding shares of the Company.

                                          Very truly yours,

                                          [/s/ _____________]

                                          Robert L. Chapman, Jr.